November 8, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Anderegg

Re:	Huahui Education Group Ltd.
Post-Effective Amendment No. 2 to Form F-1
Filed March 31, 2022
File No. 333-235275

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated April 28, 2022 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Post-Effective Amendment No. 2 to the Registration Statemen (the “Post-Effective Amendment”) filed by Huahui Education Group Ltd. on March 31, 2022 (the “Company”).

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response. Disclosure changes made in response to the Staff’s comments have been made in Post-Effective Amendment No.3, which is being filed with the Commission contemporaneously with the submission of this letter.

Post Effective Amendment No. 2 to Form F-1 filed March 31, 2022

Cover page

1. We note your revisions in response to comment 2. Please ensure that you clearly state how you will refer to your subsidiaries and, as previously requested, refrain from using“we” to discuss either you or your subsidiaries.

In response to the Staff’s comment, we have made the requested revisions.

2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

In response to the Staff’s comment, we have amended the disclosure with respect to our cash management.

3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, we have provided the requested disclosure and cross- references.

Prospectus Summary, page 5

4. We note your written response and revised disclosure in response to comment 3. On page 6 you have provide additional disclosures under the caption “Regulatory Oversight in China.” Where you say some actions may “materially affect the interest of our investors,”please revise to state the actions may “cause the value of such securities to significantly decline or be worthless.” In addition, we note that you do not believe you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please revise to clarify whether you have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If not, state as much and explain why such an opinion was not obtained and explain how you arrived at your conclusions. Also, please ensure that you have disclosed each of the scenarios described in our prior comment including the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, we have provided the requested disclosure.

5. We note your written response to comment 4 and we reissue our comment. Please discuss in your prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, we have provided the requested disclosure.

Risk Factors, page 7

6. We note your response to comment 6 and your revised disclosure. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. Your summary factors should refer to stand alone risk factors. For example, the summary risk factor entitled “Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our Operating Subsidiaries’ ability to operate profitably in the PRC” should refer to a specific risk factor. This comment also applies to your Cover Page, where you also refer readers to your Risk Factor section generally, rather than to a specific risk factor.

In response to the Staff’s comment, we have provided the requested disclosure nd cross- references.

7. We note your risk factor that discusses the impact of the HFCAA on page 15. Please revise to acknowledge the timeframe under both the HFCAA and AHFCAA in which delisting could occur.

In response to the Staff’s comment, we have supplemented our disclosure to discuss the AHFCAA and provided a cross-reference to a revised risk factor that discusses in detail the inspection time frames under both the HFCAA and AHFCAA.

8. We note your risk factor on page 19 entitled (in part) “Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. ...” In this regard we note your statement that, “To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.” Please revise to state that this risk could materially decrease the value of the securities you are registering.

In response to the Staff’s comment, we have made the requested revisions.

ZDSE’s Future Business Plan, page 48

9. We note your intent to set up a VIE in the future for your online business. Please ensure that you enhance your disclosure at that time to discuss the various ramifications and risks associated with variable interest entities, as discussed in the Dear Issuer Letter posted on our web-site.

In response to the Staff’s comment, we have provided the requested disclosure.

If you have any further questions, please do not hesitate to contact our counsel, Ms. Pang Zhang -Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844.

Very truly yours,

Huahui Education Group Ltd.

By:	/s/ Junze Zhang
Name:	Junze Zhang President and Chief Executive Officer

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